RMS

18007192

Securities and Exchange SECUR [ON

MAY 15 2018

RECEIVED

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2020 Estimated average burden hours per response 12.00

ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-: 67544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CICC US Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28th Floor, 350 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Elaine La Roche — (212) 201-4136
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

IDENTIFICATION PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ms. Elaine La Roche, swear (or affirm) that, to the best of my know ledge and belief the accompanying Consolidated Statement of Financial Condition pertaining to the firm of CICC US Securities, Inc. and subsidiary, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

CEO

Title

GUAN WU YE
Notary Public, State of New York
Registration #01YE6344548
Qualified In Queens County
Commission Expires July 5, 2020

Guanwu Ye 3/1/2018

Notary Public

This report** contains (check all applicable boxes):

☒(a) Facing Page.
☒(b) Consolidated Statement of Financial Condition.
☐(c) Consolidated Statement of Operations and Comprehensive Loss.
☐(d) Consolidated Statement of Changes in Financial Condition.
☐(e) Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐(f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐(g) Computation of Net Capital.
☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒(l) An Oath or Affirmation.
☐(m) A copy of the SIPC Supplemental Report.
☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
CICC US Securities, Inc. and Subsidiary:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of CICC US Securities, Inc. and Subsidiary (the Company) as of December 31, 2017, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

New York, New York
February 28, 2018

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	6,774,369
Receivable from clearing organization		6,316,197
Due from Parent		1,201
Due from affiliates		8,365,004
Improvements, equipment and furniture – at cost less accumulated depreciation and amortization of $4,455,938		244,371
Other assets, including taxes receivable of $20,220		593,688
Total assets	$	22,294,830

Liabilities and Stockholder's Equity

Liabilities		
Accrued compensation and benefits	$	6,963,642
Accrued expenses and other liabilities		1,099,421
Total liabilities		8,063,063
Stockholder's equity		14,231,767
Total liabilities and stockholder's equity	$	22,294,830

See accompanying notes to consolidated statement of financial condition.

(1) Organization

CICC US Securities, Inc. (the Company) is a wholly owned subsidiary of China International Capital Corporation (USA) Holdings, Inc. (the Parent), and it was incorporated on August 25, 2005. The Company is registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) under the Commodity Exchange Act and a member of National Futures Association (NFA). The Parent is incorporated in the state of Delaware and is a holding company with no business operations. The Company and its Parent are wholly owned subsidiaries of China International Capital Corporation (Hong Kong) Limited (CICC HK) which is incorporated in the Hong Kong Special Administrative Region. The ultimate holding company China International Capital Corporation Limited (CICC) is an investment bank incorporated in the People's Republic of China and licensed by the China Securities Regulatory Commission (the CSRC).

The Company has a wholly owned subsidiary, CICC US Securities (Hong Kong) Limited (CICC USS HK), which was incorporated on October 11, 2010 in Hong Kong. CICC USS HK, a Hong Kong Securities and Futures Commission (SFC) licensed corporation, carries on regulated activities in Hong Kong.

The Company's primary activities are institutional securities brokerage, investment banking, and other related financial services.

The Company opened its New York office in September 2009 and its San Francisco branch office in July 2017 to better serve clients for the investment banking business and accommodate growth in the US.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, CICC USS HK. All material intercompany balances and transactions have been eliminated.

(c) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

(d) Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears domestic transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. The Company also clears foreign transactions on a delivery versus payment (DVP) and receipt versus payment (RVP) basis through its Hong Kong broker-dealer affiliate, China International Capital Corporation Hong Kong Securities Limited (CICC HKS). Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Securities transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the consolidated statement of financial condition.

(e) Cash and Cash Equivalents

Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

(f) Improvements, Equipment and Furniture and Depreciation

Improvements, equipment and furniture are carried at cost less accumulated depreciation.

(g) Income Taxes

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income based on the period of enactment.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax. In addition, if a state or local jurisdiction imposes on the Company a franchise tax that is computed as the higher of a tax based on income or a tax based on capital, any tax based on income in excess of the franchise tax based on capital is considered an income tax expense and the portion attributable to the capital is considered franchise tax. Franchise tax based on capital is considered an ordinary expense from continuing operations.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

Accounting Standards Codification (ASC) 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2017. Further, as of December 31, 2017, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(h) Estimates

The preparation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(i) New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09 (ASU 2014-09), "Revenue from Contracts with Customers." This ASU amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The new standard applies to public interest entities for annual reporting periods beginning after December 15, 2017. The adoption of ASU 2014-09 did not have a material impact on the Company's consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, "Leases." This ASU requires that, for leases longer than one year, a lessee recognize in the consolidated financial statements a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The new standard applies to public interest entities for annual reporting periods beginning after December 15, 2018. As such, the Company has not implemented the ASU in the accompanying consolidated financial statements.

(3) Receivable from Clearing Organization

Receivable from clearing organization consists of cash, cash equivalents and open receivables for unsettled trades balances maintained by the Company with this financial institution to cover its securities transactions.

Pursuant to an agreement with its clearing organization, the Company is required to maintain a deposit of $100,444. As of December 31, 2017, the deposit was maintained in a noninterest bearing deposit account with this financial institution.

(4) Improvements, Equipment and Furniture

Improvements, equipment and furniture consist of:

Improvements	$	1,938,832
Equipment		2,431,367
Furniture		330,110
Total improvements, equipment, and furniture		4,700,309
Accumulated depreciation		4,455,938
Total	$	244,371

(5) Related Party Transactions

The Company and CICC HKS jointly provide services to the Company's equity business clients mainly related to Hong Kong listed shares. The Company has an arrangement with CICC HKS which, among other terms and conditions, provides that a portion of the commission and research revenue generated from specified equity business transactions are allocated between these entities based on a transfer pricing agreement.

In addition, the Company is reimbursed for costs incurred related to the promotion of the equity business of CICC HKS in the US market.

The Company also has an arrangement with CICC related to its investment banking business, whereby the Company is reimbursed for costs incurred related to the promotion of the investment banking business of CICC in the US market.

There is a due from affiliates balance of $8,365,004, as of December 31, 2017. This represents the balance due to the Company related to the above matters. There is also a due from Parent balance of $1,201, as of December 31, 2017 related to ordinary business transactions.

(6) Income Taxes

The Company is included in the consolidated U.S. federal income tax return and the combined New York State and City Article 9A return with the Parent and its affiliate CICC Investment Management (USA), Inc.

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

Net operating loss carryovers	$	10,474,017
Depreciation and amortization		168,287
Accrued compensation and benefits		1,677,287
Other liabilities		91,765
Less valuation allowance		(12,411,356)
Total deferred income tax asset	$	—

At December 31, 2017, the Company's deferred income tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred income tax asset will be recognized in the future.

The Company has not recognized any uncertain tax positions as of December 31, 2017.

The Company is subject to income tax laws in the U.S. Federal jurisdiction, states and local municipalities and the foreign jurisdictions in which it operates. Accounting for its outside basis difference in the HK subsidiary is pursuant to principals set forth under FASB ASC 740. The Company is subject to tax examinations from the U.S. Federal taxing authority for the years 2014 and forward and from the state and local taxing authorities for the year 2014 and forward.

As of December 31, 2017, the Company had taxes receivable of $20,220, which is related to New York State, City and California tax on capital.

(7) Risks and Uncertainties

(a) Credit Risks

The Company maintains certain of its cash balances with financial institutions in excess of insured limits. The Company does not anticipate nonperformance by the financial institutions.

The Company is engaged in various types of brokerage activities servicing institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

(b) Other

The Company maintains certain cash and cash equivalent balances, denominated in a foreign currency, with a clearing organization to cover its securities transactions. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution.

(8) Employee Benefit Plan

The Company has a 401(k) Plan under ADP, whereby employees voluntarily participate in the Plan. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 4% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits of 6% set by the Agreement.

(9) Lease Commitment

The Company leases office premises under operating leases in New York and San Francisco which expire in July 2026 (with a one-time right to terminate effective April 30, 2021) and September 2020, respectively.

Future minimum base rental payments on the operating lease are as follows:

Year ending December 31:		
2018		1,242,571
2019		1,251,674
2020		1,177,887
2021		972,869
2022		1,020,096
Thereafter		3,655,344
	$	9,320,441

(10) Regulatory Requirements

The Company is a registered introducing broker-dealer with the SEC and a registered introducing broker with the CFTC and, accordingly, is subject to the minimum net capital requirements of the SEC and the CFTC. Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions, whichever is greater. Under CFTC Regulation 1.17(a)(1)(iii), the required minimum net capital

requirement is $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. FINRA may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or $300,000, whichever is greater. As of December 31, 2017, the Company had net capital of $3,043,627, which was $2,793,627 in excess of the SEC's minimum requirement.

The Company does not carry any customer accounts and is exempt from SEC rule 15c3-3 because all customer transactions are cleared through its clearing organizations.

(11) Going Concern

The Company has experienced operating losses in recent years. The Company has been supported by CICC HK on an as-needed basis. CICC HK has confirmed to the Company that it will provide financial support sufficient for the Company to satisfy, on a timely basis, all liabilities and obligations arising from operations incurred in the ordinary course, that the Company is unable to satisfy when due. This confirmation is effective from the date of this report, through and including March 1, 2019.

(12) Subsequent Events

The Company has performed a review of subsequent events through February 28, 2018, the date the consolidated statement of financial condition was available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.

CICC US SECURITIES, INC. AND SUBSIDIARY
(SEC I.D. NO. 8-67544)

Consolidated Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2017

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	
Financial Statement:	
Consolidated Statement of Financial Condition	1
Notes to Consolidated Statement of Financial Condition	2–7